UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Autolus Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value $0.000042 per share**

(Title of Class of Securities)

05280R100***

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Reporting Persons own ordinary shares through the Issuer’s American Depositary Shares, each representing one ordinary share.

*** The ordinary shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing one ordinary share, is 05280R100.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 05280R100

1.	Names of Reporting Persons

Paradigm BioCapital Advisors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 8 pages

CUSIP No. 05280R100

1.	Names of Reporting Persons

Paradigm BioCapital Advisors GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 8 pages

CUSIP No. 05280R100

1.	Names of Reporting Persons

Senai Asefaw, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

IN

Page 4 of 8 pages

CUSIP No. 05280R100

1.	Names of Reporting Persons

Paradigm BioCapital International Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

CO

Page 5 of 8 pages

Item 1.

(a)	The name of the issuer is Autolus Therapeutics plc (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at The Mediaworks, 191 Wood Lane, London W12 7FP, United Kingdom.

Item 2.

(a)	This Schedule 13G/A2 is filed by the following (the “Reporting Persons”): (1) Paradigm BioCapital Advisors LP (the “Adviser”); (2) Paradigm BioCapital Advisors GP LLC (the “GP”); (3) Senai Asefaw, M.D. (“Senai Asefaw”); and (4) Paradigm BioCapital International Fund Ltd. (the “Fund”). The Fund is a private investment vehicle. The Adviser is the investment manager of the Fund. The GP is the general partner of the Adviser. Senai Asefaw is the managing member of the GP.

(b)	The principal business office of the Reporting Persons is 767 Third Avenue, 17th Floor, New York, NY 10017.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Ordinary shares, nominal value $0.000042 per share, of the Issuer (the “Ordinary Shares”).

(e)	The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing one Ordinary Share, is 05280R100.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 6 of 8 pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on September 30, 2024, the Date of Event which requires the filing of this Schedule 13G/A2.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Paradigm BioCapital Advisors LP
Paradigm BioCapital Advisors GP LLC
Paradigm BioCapital International Fund Ltd.

By:	/s/ David K. Kim
Name:	David K. Kim
Title:	Authorized Signatory

/s/ Senai Asefaw, M.D.
Senai Asefaw, M.D.

Page 8 of 8 pages